EXHIBIT 8.1

SUBSIDIARIES OF ENZYMOTEC LTD.

Name of Subsidiary	Jurisdiction of Organization	Ownership Interest

Enzymotec USA, Inc.	Delaware	100%
VAYA Pharma, Inc.	Delaware	100%
Enzymotec Australia Pty LTD.	Australia	100%
Enzymotec Singapore PTE Ltd.	Singapore	100%
VAYA Pharma Hong Kong Limited.	Hong Kong	100%
VAYA Pharma Pte Ltd.	Singapore	80%
Advanced Lipids AB	Sweden	50%